flowr™ MC

FLOWR APPOINTS TOM FLOW CO-CEO

COO David Ralston Departs Company

MARKHAM, ONTARIO, NOVEMBER 9, 2018 – The Flowr Corporation ("Flowr" or "the Company") **(TSXV: FLWR)**, a Canadian Licensed Producer of premium cannabis products, announced today that its co-Founder and president, Tom Flow, has been appointed co-CEO of the Company with Vinay Tolia, the company's CEO since September 2018.

Co-founder, Chairman and Chief Strategy Officer Steve Klein commented: "We have an aggressive agenda ahead of us to build a company that excels at cultivating premium cannabis and is positioned to tap into a wide range of exciting markets. Tom and Vinay's skills are complementary and they have a great working relationship, which we believe will help ensure we capitalize on the opportunities ahead quickly and seamlessly."

The Company also announced today that David Ralston, COO, has resigned to pursue other opportunities effective Friday, November 9.

"We are grateful to David for his many contributions to building Flowr and preparing the Company for medical sales and adult-use legalization" said Mr. Tolia. "We wish him success in his future endeavors."

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, is a Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, BC, Flowr builds and operates large-scale, GMP designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development is expected to enable its cultivation team to supply patients with consistent, high-quality medicinal cannabis. With a sense of craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the adult-use market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Steve Klein
Chairman & Chief Strategy Officer

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann: +1 416.464.4067, adann@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the aggressive agenda ahead for the Company, the Company exceling at cultivating premium cannabis and being positioned to tap into a wide range of exciting markets, Mr. Flow and Mr. Tolia having a complimentary skillset and great working relationship that will ensure that the Company will capitalize on future opportunities quickly and seamlessly, Flowr being well positioned with a line of premium quality cannabis products for the adult-use market, Flowr's investment in research and development enabling its cultivation team to supply patients with consistent, high quality medicinal cannabis, statements with respect to Flowr's management team and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr's inability to excel at cultivating premium cannabis, Flowr not meeting its agenda on time or at all, the Company not being positioned to tap into a wide range of exciting markets, Mr. Flow and Mr. Tolia not being able to work together or at all in capitalizing on future opportunities quickly or seamlessly, Flowr's inability to construct its facilities, or in the time anticipated, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr's products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause

actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

- ends -